UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER 333-216868
CUSIP NUMBER
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-SCR
For Period ended: October 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Chee Corp.

Full Name of Registrant

Former Name if Applicable

1206 East Warner Road, Suite 101-I

Address of Principal Executive Office (Street and number):

Gilbert, Arizona 85296

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could, not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020, within the prescribed period without unreasonable effort or expense. The Registrant underwent a change in control transaction effective September 4, 2020, as a result of which there was a complete change in the officers and directors of the Registrant. In addition, the Registrant replaced its prior audit firm with a new audit firm on November 13, 2020. Accordingly, new management is in the process of obtaining, reviewing, and verifying all required information necessary to prepare the unaudited financial statements for the three months and nine months ended October 31, 2020 and 2021, as well as the other information required in the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020.

PART IV – OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification.

Stephen R. Boatwright, Esq.	602	(602) 530-5000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the change in control transaction effective September 4, 2020, new management of the Registrant terminated the Registrant’s prior business operations. Accordingly, the prior business operations have been presented as discontinued operations for all periods presented in the Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020.

Chee Corp.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 15, 2020	By:	/s/ Michael Witherill

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